Exhibit 1
FIRST AMENDMENT TO
WARRANT TO PURCHASE COMMON STOCK
THIS FIRST AMENDMENT TO WARRANT TO PURCHASE COMMON STOCK (this “Amendment”) is entered into on February 27, 2009 by and among ARDINGER FAMILY PARTNERSHIP, LTD., a Texas limited partnership (“Holder”), and VIEWCAST.COM, INC., a Delaware corporation (the “Company”).
A. The Holder and the Company are party to that certain Warrant to Purchase Common Stock of the Company dated December 11, 2006 (the “Warrant Agreement”).
B. The Holder and the Company have agreed, upon the following terms and conditions, to amend the Warrant Agreement.
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Holder and Company agree as follows:
1. Terms and References. Unless otherwise stated in this Amendment (a) terms defined in the Warrant Agreement have the same meanings when used in this Amendment, and (b) references to “Sections” are to sections of the Warrant Agreement.
2. Amendments to Warrant Agreement.
(a) Section 1 is hereby amended to read as follows: “Subject to the terms and conditions hereinafter set forth, on or before March 5, 2009, the Holder shall surrender this Warrant at the principal office of the Company and purchase from the Company Two Million Five Hundred Thousand (2,500,000) fully paid and nonassessable shares (collectively, the “Shares”) of Common Stock, par value $0.0001, of the Company as constituted on the Warrant Issue Date (the “Common Stock”).”
(b) Section 2 is hereby amended to read as follows: “The purchase price for each Share shall be the average closing price for the five consecutive trading days ending on February 27, 2009 on the Over-The-Counter Bulletin Board (the “Exercise Price”).”
(c) Section 3 is hereby amended to read as follows: “This Warrant shall be exercised on or prior to March 5, 2009.”
(d) Section 4 is hereby amended to read as follows: “On or before March 5, 2009, the Holder shall exercise the Warrant by surrendering the Warrant, together with a duly executed copy of the form of Notice of Election attached hereto, to the Secretary of the Company at it principal office and the payment to the Company of an amount equal to the aggregate Exercise Price for the Shares by wire transfer to the Company.”
(e) Section 9 is hereby deleted in its entirety.

3. Miscellaneous. Unless stated otherwise (a) the singular number includes the plural and vice versa and words of any gender include each other gender, in each case, as appropriate, (b) headings and captions may not be construed in interpreting provisions, (c) this Amendment must be construed, and its performance enforced, under Delaware law, and (d) if any part of this Amendment is for any reason found to be unenforceable, all other portions of it nevertheless remain enforceable.
4. Entireties. The Warrant Agreement as amended by this Amendment represents the final agreement between the parties about the subject matter of the Warrant Agreement as amended by this Amendment and may not be contradicted by evidence of prior, contemporaneous, or subsequent oral agreements of the parties. There are no unwritten oral agreements between the parties.
5. Parties. This Amendment binds and inures to the Holder, the Company, and their respective successors and assigns.
6. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute but one agreement. Delivery of an executed counterpart of a signature page to this Amendment by telecopier or by electronic mail shall be effective as delivery of a manually executed counterpart of this Amendment.
[Remainder of Page Intentionally Left Blank;
Signature Pages to Follow]

EXECUTED as of the date first stated above.

COMPANY: VIEWCAST.COM, INC.
By:
Name:
Title:

HOLDER: ARDINGER FAMILY PARTNERSHIP, LTD.,
By:
H.T. Ardinger, Jr.
General Partner